*A 3/7



15047079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC

| SEC FILE NUMBER |
|---|
| 8- 41965 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Financial

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA Battlehouse Tower, 11 North Water Street, Suite 21290
(No. and Street)

| Mobile | AL | 36602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

| 1720 Epps Bridge Parkway, Suite 108-381 | Athens | GA | 30606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marc Scott Whitehead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Financial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBEKAH LASHER
Notary Public. Alabama State At Large
My Commission Expires Sep. 4, 2017

Notary Public

Signature

CEO & President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
194
SECTION

# Harbor Financial Services, LLC

## (SEC FILE No. 8-41965)

## Financial Statements for the Years Ended

## December 31, 2014 and 2013

## Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

# Harbor Financial Services, LLC
# Table of Contents
# December 31, 2014 and 2013

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31,2014 and 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Harbor Financial Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Harbor Financial Services, LLC as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.



Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

## Harbor Financial Services, LLC

## Statements of Financial Condition

| *December 31,* | | 2014 | | 2013 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ | 838,551 | $ | 744,198 |
| Commissions receivable | | 240,696 | | 297,083 |
| Receivable from representatives, net | | 25,223 | | 21,549 |
| Receivable from operations | | 11,956 | | 10,539 |
| Furniture and equipment, net | | 19,178 | | 31,945 |
| Other assets | | 25,583 | | 31,764 |
| Total assets | $ | 1,161,187 | $ | 1,137,078 |
| **Liabilities and Members' Equity** | | | | |
| Liabilities | | | | |
| Commissions payable | $ | 179,343 | $ | 238,502 |
| Unearned broker fees | | 25,908 | | 27,725 |
| Accounts payable, accrued expenses and other liabilities | | 93,969 | | 37,254 |
| Total liabilities | | 299,220 | | 303,481 |
| Members' equity | | 861,967 | | 833,597 |
| Total liabilities and members' equity | $ | 1,161,187 | $ | 1,137,078 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harbor Financial Services, LLC (the Company), a limited liability company organized in 2004, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

***Furniture and equipment, net***

Furniture and equipment are recorded at cost and depreciated over the estimated useful life of the individual assets. Ordinary repairs are expensed as incurred while the cost of parts, labor and installation incurred for improvements of fixed assets and the preparation of the asset for its intended use are capitalized. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

***Income Taxes***

The Company is a limited-liability company and is taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax return of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the United States federal jurisdiction. The statute of limitation for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest and penalties related to taxes paid in fiscal years 2014 or 2013.

***Compensated Absences***

Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Accounts Receivable***

The Company records receivables from representatives at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the balance and charged to the provision for doubtful accounts. The balance is calculated from historical trends and reviewed by management monthly.

***Subsequent Events***

The Company evaluated all events or transactions that occurred after December 31, 2014 through February 24, 2015, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2014 financial statements.

***Reclassification***

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

## NOTE 3 – DEPOSITS

The Company maintains cash on deposit with five banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. The Company had no deposit accounts as of December 31, 2014 and 2013 in excess of FDIC coverage.

The Company maintains cash balances at a clearing organization insured by the Securities Investor Protection Corporation (SIPC). The Company had no deposit account with a clearing organization in excess of SIPC coverage of $100,000 at December 31, 2014 and 2013, respectively.

## NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS

Accounts receivable from and payable to broker dealers consist of the following:

| | Receivable | Payable |
|---|---|---|
| ***December 31, 2014*** | | |
| Receivable from broker dealers | $ 179,343 | $ - |
| ***December 31, 2013*** | | |
| Receivable from broker dealers | $ 276,689 | $ - |

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis.

## NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 6 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

| *December 31,* | 2014 | 2013 |
|---|---|---|
| Furniture and office equipment | **$ 77,728** | $ 75,975 |
| Accumulated depreciation | **(58,550)** | (44,030) |
| Property and equipment, net | **$ 19,178** | $ 31,945 |

Depreciation expense for the years ended December 31, 2014 and 2013 amounted to $14,520 and $13,156, respectively.

## NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2013, are approximately listed as follows:

| | |
|---|---|
| 2015 | $ 86,241 |
| 2016 | 86,241 |
| 2017 | 86,241 |
| 2018 | 90,780 |
| 2019 and thereafter | - |
| | $ 349,503 |

Rent expense for 2014 and 2013 aggregated to $112,190 and $112.183, respectively, and is included in the occupancy expense line item on the Statements of Income.

**NOTE 9 – LEGAL CONTINGENCIES**

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

The Company is currently a party to arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with ongoing cases.

**NOTE 10 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $655,381, which was $555,381 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.46 at December 31, 2014. At December 31, 2013, the Company had net capital of $620,816, which was $520,816 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.49 to 1 at December 31, 2013.